Exhibit 21.1
SUBSIDIARIES OF REGISTRANT

Enphase Energy Australia Pty. Ltd., an Australian corporation.
Enphase Energy Canada, Inc., a Canadian corporation.
Enphase Energy S.A.S., a French corporation.
Enphase Energy NL B.V., a Dutch private limited liability company.
Enphase Energy New Zealand Limited, a New Zealand corporation.
Enphase International LLC, a Delaware corporation
Enphase Solar Energy Private Limited, an Indian private company.